UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Fresenius Medical Care AG & Co. KGaA

(Exact name of registrant as specified in its charter)

Germany	001-32749	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Else-Kröner Strasse 1, Bad Homburg, Germany	D-61352
(Address of principal executive offices)	(Zip Code)

Alexandra Dambeck, +49 6172 608 7640, Alexandra.Dambeck@fmc-ag.com

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Introduction

Company Overview

Fresenius Medical Care AG & Co. KGaA (FMC AG & Co. KGaA, or the Company, we, us, or our), a German partnership limited by shares, is the world’s leading provider of products and services for individuals with renal diseases based upon publicly reported revenue and number of patients treated. We provide dialysis and related services for individuals with renal diseases as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products. Our health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, and acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our other health care services include value and risk-based care programs, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services.

Overview of Our Responsible Minerals Sourcing Program

In connection with our reporting under Securities and Exchange Commission (SEC) Rule 13p-1, the Final Rule on Conflict Minerals, as well as in compliance with Regulation (EU) 2017/821 of the European Parliament and of the Council of 17 May 2017 laying down supply chain due diligence obligations for Union importers of tin, tantalum and tungsten, their ores, and gold originating from conflict-affected and high-risk areas (the EU regulation), we designed a program to capture the required data within our supply chain for analysis and disclosure (Responsible Minerals Sourcing Program or the Program). The Program also includes feedback and communication functions to ensure that the Responsible Minerals Sourcing Program enhances our knowledge of the suppliers to ensure that we continually evaluate the compatibility of their business practices with our established practices. The Program was designed to conform, and continues to conform, in all material respects to criteria set forth in the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, 3rd Edition and related Supplements on Tin, Tantalum and Tungsten and on Gold (OECD Guidance). The OECD Guidance contains the following five-step framework:

1.	Establish strong company management systems

2.	Identify and assess risks in our supply chain

3.	Design and implement a strategy to respond to identified risks

4.	Support the development and implementation of independent third-party audits of smelters’ and refiners’ sourcing

5.	Report on supply chain due diligence

Responsible Minerals Sourcing Policy

Our Responsible Minerals Sourcing Policy (Policy), which was updated in 2022, continues to govern the sourcing of raw materials, including those materials identified as sourced from the Democratic Republic of the Congo (DRC) and its adjoining countries as provided in the Dodd Frank Wall Street Reform and Consumer Protection Act. See Item 1.01 “Conflict Minerals Disclosure and Report,” below. Our Policy also applies to the Conflict-Affected and High-Risk Areas identified by the EU Regulation. We also source components or other materials that might contain an identified conflict mineral.

Our Policy is publicly available at:

https://www.freseniusmedicalcare.com/fileadmin/data/com/pdf/About_us/Sustainability/Supply_Chain/___Fresenius_Medical_Care_Responsible_Minerals_

Sourcing.pdf

Description of Supply Chain

We operate modern development, production and distribution facilities worldwide to meet the demand for our dialysis products and other health care products. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment resulting in a competitive advantage in manufacturing our products. Production facilities and distribution centers are strategically located. This helps to reduce transportation costs and facilitate the distribution of products to our customers.

We produce and assemble hemodialysis machines and peritoneal dialysis cyclers in our Schweinfurt, Germany and our Concord, California, U.S. facilities.

We manage the procurement of raw materials and semi-finished goods as well as the manufacturing and distribution of renal products globally. This center-led approach enables us to:

●	enhance the efficiency of our processes,

●	optimize cost structures,

●	improve returns on our capital invested in manufacturing,

●	respond quickly, and

●	fulfill our commitment to meeting high quality and safety standards

Our procurement policy combines worldwide sourcing of high-quality materials with the establishment of long-term supplier relationships. Additionally, we have processes in place to ensure that purchased materials comply with the quality specifications and safety standards required for our dialysis products. We outsource only after we have qualified suppliers, ensuring they meet our requirements. Interactive Supplier Relationship management and risk management systems connect all our global procurement activities to enhance global transparency, compliance with our Supplier Code of Conduct, standardized processes and constant monitoring of our projects and supplier-related activities.

We focus on further optimizing procurement logistics and reducing total purchasing costs. Corporate frame contracts for the majority of manufacturers of semi-finished goods and raw materials will enable us to improve purchasing terms for our complete network. We are continuously intensifying, where appropriate, our use of web-based procurement tools to increase agility and global transparency.

However, as we are an original equipment manufacturer that assembles and manufactures components and sub-components into finished products, we are largely removed from the processing facilities in our supply chain with regards to conflict minerals and we must rely on the information provided by our suppliers through various due diligence processes.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Reasonable Country of Origin Inquiry Conclusion:

We performed due diligence to determine the source and chain of custody of the subject minerals necessary to the production or functionality of certain of our products. For the reporting period January 1 to December 31, 2022, we determined in good faith that we were unable to definitively ascertain whether the conflict minerals necessary for the functionality or production of the relevant products manufactured or contracted to manufacture by the Company financed or benefitted armed groups in the Democratic Republic of the Congo (DRC) or in the countries having an internationally recognized border with the DRC, including Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together the Covered Countries).

Description of Reasonable Country of Origin Inquiry

Our Reasonable Country of Origin Inquiry (RCOI) was conducted, in good faith, through the collection of conflict minerals data from suppliers that we determined to be at-risk for potentially including the identified minerals in the products that they provided to us during 2022. These products are enumerated in the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD. Moreover, our RCOI was developed based upon industry best practices in collaboration with a third-party consultant (iPoint, Inc.).

Our RCOI conflict minerals data collection process includes, but is not limited to, the following:

1.	Develop and distribute free, educational material and training to relevant suppliers

2.	Initiate survey campaign from relevant suppliers utilizing the cross-industry Conflict Minerals Reporting Template (CMRT), developed by the Responsible Minerals Initiative (RMI), as well as the iPoint Conflict Minerals Platform (iPCMP)

3.	Compare conflict minerals data received from relevant suppliers to Country of Origin (CoO) information available to us via our membership to the RMI

A copy of our Conflict Minerals Report is filed as Exhibit 1.01 hereto and will be publicly available at https://www.freseniusmedicalcare.com/en/about-us/sustainability/supply-chain/.

Item 1.02 Exhibits

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FRESENIUS MEDICAL CARE AG & CO. KGaA, a partnership limited by shares, represented by:

May 31, 2023
(Date)

FRESENIUS MEDICAL CARE MANAGEMENT AG,
its General Partner

	By:	/s/ Helen Giza
Name: Helen Giza
Title: Chief Executive Officer, Chair of the Management Board and acting Chief Financial Officer

	By:	/s/ Alexandra Dambeck
Name: Alexandra Dambeck
Title: Executive Vice President, Head of Corporate Controlling & Corporate Accounting